Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES CLOSING OF UNITED STATES PORTFOLIO ACQUISITION

October 12, 2017, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has completed its acquisition of a 2.2 million square foot portfolio of three warehouse and logistics properties in the United States from IDI Gazeley at a purchase price of US$122.8 million. The agreement to acquire the portfolio was previously announced on September 15, 2017. Additional details about each of the acquired properties can be accessed on Granite’s website at http://www.granitereit.com/recentacquisitions/.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600, Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540 or John De Aragon, Chief Operating Officer, Co-Head Global Real Estate, at 647-925-7505.

granitereit.com